UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-138298

MAXLIFE FUND CORP.

(Exact name of registrant as specified in its charter)

45 Sheppard Avenue East, Suite 900
North York, Ontario
Canada M2N 5W9
416-200-0657

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON

(Title of each class of securities covered by this Form)

NONE

Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       ☒                                                                                      Rule 12h-3(b)(1)(ii)       ☐
Rule 12g-4(a)(1)(ii)      ☐                                                                                       Rule 12h-3(b)(2)(i)        ☐
Rule 12g-4(a)(2)(i)       ☐                                                                                       Rule 12h-3(b)(2)(ii)       ☐
Rule 12g-4(a)(2)(ii)      ☐                                                                                       Rule 15d-6                     ☐
Rule 12h-3(b)(1)(i)       ☐

Approximate number of holders of record as of the certification or notice date: 28

Pursuant to the requirements of the Securities Exchange Act of 1934, MAXLIFE FUND CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAXLIFE FUND CORP.

DATE: April 13, 2011	By:	/s/ Bennett Kurtz
Bennett Kurtz
Chief Executive Officer,
Chief Financial Officer